Kenneth B. Lerman, P.C.
Attorney at Law

February 11, 2011

Mr. Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Attention: Tracy McKoy, Staff Accountant

Re	Thermodynetics, Inc. 10-K for the fiscal year ended March 31, 2010 File No. 000-10707

Hello Mr. O’Brien and Ms. McKoy:

In reply to your letter dated February 3, 2011, this firm provides the following responses and information on behalf of Thermodynetics, Inc. (the "Company").  The responses are a compilation of information assembled from the Company, its auditors and attorneys.  This letter is being issued as written correspondence for submission on the Edgar private correspondence system.

Form 10-K for the Fiscal Year Ended March 31, 2010

Comment 1.   Item 9A(T).  Controls and Procedures, page 11

The Company confirms that with respect to the periods ended March 31, 2010, June 30, 2010, and September 30, 2010, that the Company’s principal executive and principal financial officers concluded, based on their evaluation, that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”)), as of the end of the period covered by this report, were effective to provide the material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act and such information is:  (i) recorded, processed, summarized and reported within the time periods specified under the Exchange Act, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding disclosure.

The Company will ensure its future filings similarly confirm this procedure was effected.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Note 11 - Legal Proceedings, page 10

Comment 2.   The Company will expand its disclosure in future filings to disclose an estimate of the possible loss in addition to the £350,000 already paid, or the range of loss.  An example of the anticipated future disclosure is as follows:

☑ 651 Day Hill Road Windsor, Connecticut 06095 Conn (860) 285-0700	☐ 7700 W. Camino Real, Suite 404 Boca Raton, Florida 33433 Florida (561) 883-0700

Mr. Terence O'Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 11, 2011

(a) The lawsuit instituted by the Company on January 8, 2008 in England against Turbotec Products Plc was concluded in February, 2010.  A judgment in favor of the Company on one count and against it on two counts was rendered on May 10, 2010.  The net effect of the judgment held that the Company was required to reimburse the PLC for 85% of the PLC’s legal expenses which the PLC has claimed approximate £795,000.  The PLC has served a Notice of Commencement of Detailed Assessment proceedings along with a Bill of Costs and the Company has served its Points of Dispute challenging the PLC's costs as being excessive and inappropriate.  The Company believes that the costs that it will be required to pay will be reduced.  On May 24, 2010 in accordance with the judgment, the Company paid £350,000 to the PLC on account of their costs.  The Company could ultimately be responsible for up to an additional £325,000 of legal costs claimed by the PLC in the event the Company loses its arguments.

The Company will ensure its future filings address the disclosure concepts raised in your letter.

Comment 3.   The Company will expand its disclosure in future filings to disclose an estimate of the possible loss, or the range of loss.  An example of the anticipated future disclosure is as follows:

(b) Turbotec Products, Inc. commenced a lawsuit against Thermodynetics on February 27, 2008 in the Connecticut Superior Court, Judicial District of Hartford, alleging that Thermodynetics breached two commercial leases, and that Thermodynetics improperly withdrew funds from a sinking fund established under the leases, and for fraudulent inducement, fraudulent misrepresentation, and violation of the Connecticut Unfair Trade Practices Act (Conn. Gen. Stat. Sect. 42-110b, et seq.).  Thermodynetics denies the allegations.  Thermodynetics estimated its total risk of loss would not exceed $350,000 and did not view its risk of loss in the case as probable or material.  On January 10, 2011 mutual releases were exchanged between Thermodynetics and Turbotec, and the lawsuit was dismissed without any financial obligation owed to either party.  An outcome of the settlement was that Turbotec extended its leasehold interest in the Day Hill facility through December 31, 2011.

(c) The Company's bank initiated and served two separate lawsuits on June 28, 2010 against the Company in the Connecticut Superior Court, Judicial District of Hartford, alleging defaults of a line of credit and certain mortgages and seeking recovery through foreclosure of the liens against the two commercial buildings.  Negative outcomes in either of such proceedings will have a material adverse effect upon the Company.  At December 31, 2010, the Company was current on both primary mortgages, and was current on its interest payments against the line of credit which had matured in 2009.  The default initially was against the line of credit which has not been repaid and the bank has claimed a cross-default against the mortgages.  The Company believes there is material equity value in the buildings exceeding the value of all of the bank debt.  The current balance due under the line of credit and mortgages equals approximately $2.4 million; the Bank is claiming such balance plus costs and legal expenses of the proceeding.  In the event the bank is successful in its foreclosure proceedings and a qualified buyer for the properties is not secured, the loss to the Company could exceed the amounts due under the line of credit and mortgages.  However, in the event of a strict foreclosure, under Connecticut foreclosure law, a court would apply a fair market value to the properties and buildings based upon a then to be appraised value as of the date title vested in the bank; therefore, the likely risk of loss to the Company would be the loss of the land and buildings but not further financial deficiency claims.  Both properties are currently listed for sale with a commercial real estate broker, and management would also consider any long-term lease opportunities.

Mr. Terence O'Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 11, 2011

The Company will ensure its future filings address the disclosure concepts raised in your letter.

* * * *

A statement related to certain acknowledgments requested by the Commission from the Company has been signed and its form is attached hereto as Exhibit A.

Should your Division require any further information, please so advise.

Very truly yours,

Kenneth B. Lerman, P.C.
(a professional corporation)

    /s/ Kenneth B. Lerman

Kenneth B. Lerman

KBL:dn

cc:           Thermodynetics, Inc.

Mr. Terence O'Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 11, 2011

Exhibit A

In connection with its response to the Commission's staff comment letter dated February 3, 2011, Thermodynetics, Inc. hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 11, 2011

Thermodynetics, Inc.

By:	/s/ Robert A. Lerman
Robert A. Lerman, President